BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT

OF PORTIONS OF THIS LETTER IN ACCORDANCE

WITH 17 C.F.R. 200.83

Barclays PLC One Churchill Place London E14 5HP
Stephanie J. Ciboroski Senior Assistant Chief Accountant Securities and Exchange Commission Washington DC 20549 USA 30 September 2015 VIA EDGAR

Barclays PLC

Barclays Bank PLC

Forms 20-F for the Fiscal Year Ended December 31, 2014

Filed March 3, 2015

Form 6-K Filed July 29, 2015

File Nos. 001-09246 and 001-10257

Dear Ms Ciboroski,

This letter responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated 2 September 2015, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2014 of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”), and the Form 6-K filed July 29 2015. Our responses to your comments are set out in Appendix 1 to this letter. For convenience, the comments are set forth in italics in Appendix 1.

In addition, in accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Barclays is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Barclays and therefore is not submitted on a confidential basis.

If you have any questions relating to this letter, please contact George H. White or John O’Connor at Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, United Kingdom by telephone at +44 (0) 20 7959 8570 or +44 (0) 20 7959 8515, respectively, by facsimile at +44 (0) 20 7959 8950 and by email at whiteg@sullcrom.com or oconnorj@sullcrom.com.

Barclays acknowledges that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT

OF PORTIONS OF THIS LETTER IN ACCORDANCE

WITH 17 C.F.R. 200.83

Stephanie J Ciboroski

Securities and Exchange Commission

Yours sincerely,

/s/ MARK MERSON

Mark Merson

Deputy Group Finance Director

Cc	Jim Dunn

(Securities and Exchange Commission)

George H. White

John O’Connor

(Sullivan & Cromwell LLP)

Henry Daubeney

(PricewaterhouseCoopers LLP)

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT

OF PORTIONS OF THIS LETTER IN ACCORDANCE

WITH 17 C.F.R. 200.83

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Form 20-F for the Fiscal Year Ended December 31, 2014

Note 18 – Fair Value of Financial Instruments, page 242

Significant Unobservable Inputs, page 252

1.	We note that you disclose your ESHLA loans under non-asset backed securities and “loan spread” is the significant unobservable input used in this valuation technique (i.e. discounted cash flow). We also note that the range of loans spreads is 961 basis points and 1,124 basis points in 2014 and 2013, respectively. Further, we note from your disclosure on page 243 that your valuation methodology changed in 2014 when you migrated from a credit-adjusted LIBOR rate assumption to an assumption that uses loan spreads adjusted for funding rates, levels of comparable assets, etc. Please respond to the following:

•	Tell us if the change in your valuation methodology impacts the comparability of loan spread data year-over-year.

We respectfully advise the Staff that the change in valuation methodology does not materially affect the comparability of loan spread data year-over-year.

Due to the disclosed change in valuation approach, the loan spreads (relative to LIBOR) disclosed for 2013 were constructed on a different basis to 2014. However, the loan spreads disclosed are still relative to LIBOR, and the change in the disclosed range was not materially affected by the methodology change, nor was it driven by any shift in the average creditworthiness of the portfolio. The top end of the range was set by a very small number of loans that are not reflective of the general portfolio make-up; it is changes in these particular loans that drove the year-on-year move in range.

•	Tell us and revise future filings to disclose the weighted average of your significant unobservable inputs including the loan spreads on ESHLA loans. Alternatively, given the wide range of unobservable inputs, provide a more expansive qualitative discussion to discuss where within the range the vast majority of the valuations fall within.

The majority of these ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of zero defaults since inception. Thus, the vast majority of loans are concentrated towards the lower end of the reported range, and the top end of the range is not representative of the portfolio as a whole.

It should be noted that these loans are rarely if ever traded and there continues to be significant uncertainty in their valuation, as discussed in the disclosure, which leads to their classification as Level 3 positions.

With regards to future disclosures and filings, we agree that this information provides useful context for the reader, and we propose to include a more expansive qualitative discussion, of a similar nature to the comments above, for non-asset backed loans, as well as other selected products where these are material enough to warrant inclusion.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	Tell us and revise future filings to disclose the impact of adjustments you make to the ESHLA loan spreads (i.e. adjustments for funding rates, levels of comparable assets, etc.) as well as the process for determining the adjustments.

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT

OF PORTIONS OF THIS LETTER IN ACCORDANCE

WITH 17 C.F.R. 200.83

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Please see the response to the following bullet point below.

•	Given the significant range in the sensitivity of favorable and unfavorable changes in unobservable inputs for the ESHLA loan spreads, please briefly expand your discussion to disclose the process used for determining the base loan spreads used in your ESHLA loan valuations (i.e. loan spreads prior to adjustments).

The loan spreads used for discounting ESHLA loans are “all-in” spreads, relative to LIBOR, and fully reflective of these factors; there is no adjustment process as such.

As discussed in our current disclosures, loan spreads incorporate credit spreads and other factors (such as funding, gilt pricing) that external parties may take into account when valuing these assets. We believe that the current disclosures plus the additional disclosure mentioned above is adequate, and, given the nature of the ‘all in’ approach taken to calculating the spreads, incremental disclosure would not be materially meaningful or helpful to the reader.

Form 6-K filed July 29, 2015

Exhibit 99.1

Financial Statement Notes (Unaudited)

Note 9 – Fair Value of Financial Instruments, page 60

Level 3 Movement Analysis, page 62

2.	We note here and throughout your fair value disclosures that you compare level 3 movements for the annual period ended December 31, 2014 to level 3 movements for the six-month period ended June 30, 2015. Therefore, your disclosures are comparing annual to semi-annual information (i.e. purchases, sales, gains/losses, etc.). Please revise future half-year filings to disclose comparative information on a half-year basis where applicable.

In line with IAS 34.20, we have consistently shown prior period end comparisons for all balance sheet captions enabling an explanation of the change in balance sheet position from 31 December 2014 to 30 June 2015 which is the comparison generally adopted for balance sheet purposes in our half year results. Going forward, we propose to amend this disclosure to allow for comparison to semi-annual information.

Significant Unobservable Inputs, page 66

3.	We note from your disclosure that the significant unobservable inputs for assets and liabilities are consistent with the information in Note 18 in your 2014 Annual Report. However, we note a £14,427 million or 30% reduction in the amounts of Level 3 assets and a £12,450 or 64% decrease in Level 3 liabilities. We also note that you recognized significant fair value losses on the ESHLA portfolio (£175 million for the half year 2015) which are classified as Level 3. Thus, please revise future half-year filings to present quantitative information about significant unobservable inputs used in your level 3 fair values, or explain to us how and why the inputs have not changed since the prior period end. As part of your response, please provide us with an example of your planned disclosures for June 30, 2015. Refer to IAS 34.16A(j) and IFRS 13.93(d).

Approximately £11.4bn of the decrease in Level 3 assets and £11.2bn of the decrease in liabilities resulted from movements in Held For Sale items, relating to business disposals, primarily from completion of the sale of Barclays Spanish business during H1 of 2015 (see footnote on p61 of Barclays PLC Interim results). The balance of the decrease in Level 3 assets and liabilities was largely due to position disposals, restructures, maturities and transfers to level 2.

Changes in unobservable valuation inputs did not play a significant part in the fair value decreases as a proportion of the total movement, and so have not been separately disclosed for the period. We will continue to provide information in future filings on the drivers of changes in Level 3 assets and liabilities, including significant unobservable inputs, where these have material impact.

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